January 6, 2012

BY EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
460 Fifth Street, NW
Washington, D.C. 20549

Attention:  Adam Phippen, Staff Accountant

Re:	Atlantic Power Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 18, 2011
File No. 1-34691

Dear Mr. Phippen:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) as a supplement to our response letter, dated January 4, 2012, to comments in a letter dated December 2, 2011 (the “Comment Letter”) from William H. Thompson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Barry E. Welch, Chief Executive Officer of the Company with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Commission on March 18, 2011 (the “filed Form 10-K”).

In our response to comment #4 of the Comment Letter, we indicated that we would supplementally provide the Staff with a spreadsheet showing the Company’s significance tests performed for the years ended December 31, 2010, 2009 and 2008.  We are filing that spreadsheet as an attachment to this letter via EDGAR.

As a further supplemental response to comment #7 of the Comment Letter, the Company hereby acknowledges that the language immediately prior to the signatures as prescribed by Form 10-K was inadvertently omitted from the filed Form 10-K and the Company hereby confirms that the filed Form 10-K was signed, on behalf of the Company, by the persons indicated in the filed Form 10-K and in the capacities and on the dates so indicated (including by the Company’s then-current principal executive officer, principal financial officer and at least a majority of the Company’s board of directors).

* * *

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 977-2400.

Sincerely,

/S/ Barry E. Welch

Barry E. Welch

President and Chief Executive Officer

Atlantic Power Corporation

Analsyis of Significant Subsidiaries

For the Year Ended December 31, 2010

	Selkirk			Gregory			Badger			Orlando			Rumford			Mid-Georgia
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
Equity earnings	(3,454)	(280)	(6,958)	2,162	1,791	4,621	1,932	1,948	2,477	1,882	3,152	2,920	(359)	(1,904)	2,922	—	(2,686)	(2,068)
add back Investor-level impairment	—	—		—	—	—	—	—	—	—	—	—	—	5,500	—	—	—	—
Total	(3,454)	(280)	(6,958)	2,162	1,791	4,621	1,932	1,948	2,477	1,882	3,152	2,920	(359)	3,596	2,922	—	(2,686)	(2,068)

Consolidated pre-tax Income	15,069	(54,179)	34,541	15,069	(54,179)	34,541	15,069	(54,179)	34,541	15,069	(54,179)	34,541	15,069	(54,179)	34,541	15,069	(54,179)	34,541
Adjustment for loss periods, if applicable	3,454	—	6,958	—	(1,791)	—	—	(1,948)	—	—	(3,152)		359	(3,596)		—	—	2,068
Consolidated pre-tax income for purpose of test	18,523	(54,179)	41,499	15,069	(55,970)	34,541	15,069	(56,127)	34,541	15,069	(57,331)	34,541	15,428	(57,775)	34,541	15,069	(54,179)	36,609

Significance of investment (income test)	18.6%	0.5%	16.8%	14.3%	3.2%	13.4%	12.8%	3.5%	7.2%	12.5%	5.5%	8.5%	2.3%	3.3%	8.5%	0.0%	5.0%	5.6%

Equity investment balance	55,146	57,030	60,307	3,662	2,931	3,381	9,022	9,949	11,677	31,394	36,387	45,910	—	845	5,649	—	—	15,340
Consolidated assets	1,011,437	869,576	907,955	1,011,437	869,576	907,955	1,011,437	869,576	907,955	1,011,437	869,576	907,955	1,011,437	869,576	907,955	1,011,437	869,576	907,955
Significance of investment (investment test)	5.5%	6.6%	6.6%	0.4%	0.3%	0.4%	0.9%	1.1%	1.3%	3.1%	4.2%	5.1%	0.0%	0.1%	0.6%	0.0%	0.0%	1.7%

Financial statement requirement	None	None	None	None	None	None	None	None	None	None	None	None	None	None	None	None	None	None

Thresholds = 20% of pretax income or total assets

5 Year Average Net Income	2010	15,069
	2009	—
	2008	34,541
	2007	—
	2006	—
		49,610
	years	5
	Average	9,922	use current year net income as it is greater than the 5 year average